15-05-02 15:28 FRAN-SVENSKA CELLULOSA AB INFO DEP +086788130 T-567 P.01/02 F-915

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	15 May 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	2

02034104

SCA

02 MAY 15 AM 10:1?

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release,"SCA stock option program for senior executives", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

SUPPL

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

PROCESSED
MAY 2 9 2002
THOMSON FINANCIAL

Margareta Hed

Peter Nyquist / Margareta Hed

5/21

Encl.

INFORMATION

File No.82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

SCA stock option program for senior executives

In accordance with the terms decided by the Board of Directors and the Annual General Meeting in 2001, the second and last allotment in the stock options program, as in the preceding year, will amount to about 900,000 options. The stock options will be distributed among about 200 executives and the President will be allotted 35,000 options.

The acquisition price for an SCA B share upon exercise of the options has been set at SEK 347.50, which corresponds to the average last paid price for the SCA B share on (Stockholm Stock Exchange) during the period 29 April – 14 May 2002.

Stockholm, 15 May 2002

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

For additional information, contact:

Sverker Martin-Löf, Chairman of the Board, +46 8 788 51 51 or +46 70 574 88 08